

August 11, 2015

John P. Calamos, Sr.
President
Calamos Convertible and High Income Fund
2020 Calamos Court
Naperville, IL 60563

> **Re:** **Calamos Convertible and High Income Fund**
> **Registration Statement on Form N-2**
> **Filed July 13, 2015**
> **File No. 333-205640**

Dear Mr. Calamos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Under the Securities Act of 1933

1. The Fee Table indicates that you are registering preferred shares. Please advise whether you intend to offer preferred within 12 months of effectiveness of the registration statement. If so, please include disclosure of the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

<u>Prospectus Cover Page</u>

2. Please confirm that you will include the table required by Item 1.4 of Form N-2 in any prospectus supplement you use.

3. We note you disclose your share price on the cover page. Please disclose your NAV as of the same date.

<u>Prospectus Summary, page 1</u>

4. The Summary you provide is approximately 14 pages long and contains information that is substantially repeated elsewhere, too detailed for a summary, or of questionable relevance. For example, much of the discussion under "Fund Risks" on page seven could be truncated as the disclosure is repeated elsewhere, and the disclosure about your Managed Dividend Policy does not appear relevant enough for a summary, if you have no intention of adopting such a policy. Please revise your Summary to more concisely focus on the material aspects of your business and offering. See Rule 421 under the Securities Act and the General Instructions to Form N-2.

5. On page four you state that "[u]nder normal circumstances, the Fund invests at least 80% of its managed assets in a diversified portfolio of convertible securities and below investment grade (high yield/high risk) non-convertible debt securities." Please replace the reference to "managed assets" with "net assets, plus borrowings for investment purposes" or advise why your statement is appropriate.

6. We note the disclosure on page 12 and elsewhere discussing "Recent Market Events." The focus of this disclosure appears to be on events currently taking place within the European Union; however, based on your website, approximately 90% of your exposure is in the United States and you have a 10% sector weighting in Energy. Please update your "Recent Market Events" discussion to address how recent events impact or may impact your portfolio. For example, your revised disclosure might address trends in oil and natural gas prices and how they relate to the credit quality of the energy sector bonds included in your portfolio.

7. Please add summary risk disclosure under "Additional Risks to Common Shareholders" to address the risks associated with the potential issuance of preferred shares. Please provide more detailed disclosures in your Risk Factors.

8. To the extent material and appropriate, please revise the discussion under Investment Policies and Fund Risks to address whether you predominately borrow and/or invest at fixed or floating interest rates.

Financial Highlights, page 16

9. Please advise whether you will present the Senior Securities table required by Item 4.3 of Form N-2. If not, please explain why.

Leverage, page 25

10. On page 25 you state that you "generally will not issue preferred shares or debt securities …" unless you expect to achieve greater returns as a result of such leverage. Your registration statement suggests that you may issue preferred at any time. Please revise the disclosure throughout the filing to reflect the issuance of preferred shares at this time.

Dividends and Distributions on Common Shares; Automatic Dividend Reinvestment Plan, page 52

11. We note the disclosure on page 53 that you make regularly monthly distributions to shareholders and "[t]he sources of these distributions may include net investment income, capital gain, and return of capital." In places where you refer to a return of capital, please clarify that: (a) distributions representing a return of capital are not dividends, but rather are a return of the money that an investor originally invested; and (b) while returns of capital may not be immediately taxable, they reduce basis, which may result in an investor having to pay higher taxes in the future when shares are sold, even if the investor sells the shares at a loss from the original investment.

Description of Securities, page 57

12. In your response letter, please describe the types of debt that the Fund contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Fund. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

In this regard, please note that the prospectus supplement should, as applicable:

•   Disclose that currently none of the Fund's indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

•   Disclose that the debt securities are "structurally subordinated" and are "effectively subordinated" to all existing and future indebtedness of the Fund and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

- Refrain from using the word "senior" in the title of any debt securities issued by the Fund, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to all of the other outstanding obligations of the Fund. Even where the Fund's debt securities are contractually senior in right of repayment to all of the other outstanding obligations of the Fund, refrain from referring to the debt securities as "senior" when they are also are structurally subordinated to the obligations of the Fund's subsidiaries, financing vehicles and similar facilities.

- Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Fund and its subsidiaries as they exist as of the maturity date of the debt securities.

Preferred Shares, page 59

13. Consistent with our comments above, please move forward and prominently disclose the following statements about your preferred shares:

- "[T]he holders of preferred shares will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per preferred share plus accumulated and unpaid dividends, whether or not declared, before any distribution of assets is made to holders of common shares."

- "The 1940 Act requires that the holders of any preferred shares, voting separately as a single class, have the right to elect at least two Trustees at all times. The remaining Trustees will be elected by holders of common shares and preferred shares, voting together as a single class."

- "[T]he holders of any preferred shares have the right to elect a majority of the Trustees at any time two years' accumulated dividends on any preferred shares are unpaid."

Plan of Distribution, page 65

14. Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

15. In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Statement of Additional Information

Investment Restrictions, page S-19

16. We note the statement that the Fund may not concentrate its investments in securities of companies in any particular industry as defined in the 1940 Act. Please note that Item 17 of Form N-2 refers to concentration of investments in a particular industry or groups of industries. Please revise if possible.

Part C

Exhibits

17. We note you are registering debt securities and propose to include a "form of" note and an indenture. Please also file a Statement of Eligibility of Trustee on Form T-1 or advise why none is required. For guidance, please consider Trust Indenture Act Interpretation No. 201.04 and 206.01 available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

18. We note that you will file several exhibits, including your legality opinion, in a subsequent amendment. Please note that we review and comment upon the exhibits. Please allow for sufficient time for us to do so.

Accounting Comments

Prospectus

19. Fee table and other financial information are currently incomplete. We may have more comments once the information is included.

<u>Website</u>

20. The expense ratio listed on the website and fund fact sheet is calculated using managed assets:

    Expense Ratio (based upon managed assets) 1.09%

    The expense ratio from the 4/30/15 financial highlights was 1.52%. Please update the website to include the expense ratio calculated using net assets. The website expense ratios should tie to the financial statements and the fee table. This comment applies to all funds with leverage.

<u>Financial Statements filed on Form N-CSR</u>

21. The Report of Independent Registered Public Accounting Firm should include the city and state where the auditor practices. See paragraph .40 of AU-C, Forming an Opinion and Reporting on Financial Statements, section 700.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the Fund and its management are in possession of all facts relating to a Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Fund acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * * *

If you have any questions on accounting-related comments, please contact Jeff Long at (202) 551-6983. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Crystal T. Travanti
        Ropes & Gray LLP